SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                   FIRST AMENDED AND RESTATED SCHEDULE 13D

                               WORLDCORP, INC.
                               _______________
                              (Name of Issuer)

                                 Common Stock
____________________________________________________________________________
                       (Title of Class of Securities)

                                 981423 10 6
                               (CUSIP Number)


                          Andrew M. Paalborg, Esq.
                               WorldCorp, Inc.
                      13873 Park Center Road, Suite 490
                            Herndon, VA  22071
                               (703) 834-9410
____________________________________________________________________________
               (Name, Address and telephone Number of Persons
              Authorized to Receive Notices and Communications)


                                May 24, 1994
                                ____________
                        (Date of Event which Requires
                          Filing of this Statement)

       2 of 8

CUSIP No. 981423 10 6                13D
________________________________________

1.      NAME OF REPORTING PERSON
        T. Coleman Andrews, III

        S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        S.S. ####-##-####

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [   ]
                                                                  (b)  [ X ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS                                                   OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [   ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION                   United States


                         7.   SOLE VOTING POWER                       15,072
 NUMBER OF
  SHARES                 8.   SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH            9.   SOLE DISPOSITIVE POWER                  15,072
 REPORTING
PERSON WITH              10.  SHARED DISPOSITIVE POWER


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON                                              15,072

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                 [   ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT
        IN ROW (11)                                                      .1%

14.     TYPE OF REPORTING PERSON                                          IN



       3 of 8

CUSIP No. 981423 10 6                13D
________________________________________

1.      NAME OF REPORTING PERSON
        Susan A. Andrews


        S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        S.S. ####-##-####

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [   ]
                                                                  (b)  [ X ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS                                                   PF

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [   ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION                   United States


                         7.   SOLE VOTING POWER
 NUMBER OF
  SHARES                 8.   SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH            9.   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH             10.  SHARED DISPOSITIVE POWER


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON                                                   0

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                 [ X ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT
        IN ROW (11)                                                        0

14.     TYPE OF REPORTING PERSON                                          IN



       4 of 8

                   First Amended and Restated Schedule 13D

                Pursuant to Rule 13d-2(c) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 101 of Regulation S-T, this amended and restated Schedule 13D is being filed electronically through the Securities and Exchange Commission's EDGAR System, and includes a restatement of the original Schedule 13D and the subsequent eleven (11) amendments to the extent the information in the subsequent amendments is still applicable.

The Schedule 13D is hereby amended and restated as follows:

Item 1. Security and Issuer.

                The class of equity securities to which this amended and restated Schedule 13D relates is common stock, par value $1.00 per share ("Shares"), of WorldCorp, Inc., a Delaware corporation (the "Issuer"). In June 1987, the Issuer became the holding company for World Airways, Inc., a Delaware corporation ("World"), in a reorganization in which each outstanding share of World's common stock was converted into one Share of the Issuer.

                The address of the principal executive offices of the Issuer is as follows:

                WorldCorp, Inc.
                13873 Park Center Road, Suite 490
                Herndon, Virginia  22071


Item 2. Identity and Background.

        T. Coleman Andrews, III

                (a)      T. Coleman Andrews, III

                (b) Mr. Andrews' business address is 13873 Park Center Road, Herndon, VA 22071.

                (c) Mr. Andrews is currently serving as Chief Executive Officer, President and a Director of the Issuer. The Issuer is a holding company for World and US Order, Inc. and its principal offices are located at 13873 Park Center Road, Herndon, VA 22071.

                (d) During the last five years, Mr. Andrews has not been convicted in a criminal proceeding (excluding traffic violations).

                (e) During the last five years, Mr. Andrews has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Andrews being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f)      United States.


       5 of 8

        Susan A. Andrews

                (a)      Susan A. Andrews

                (b)      6720 Wemberly Way, McLean, Virginia  22101.

                (c)      Full time mother.

                (d) During the last five years, Mrs. Andrews has not been convicted in a criminal proceeding (excluding traffic violations).

                (e) During the last five years, Mrs. Andrews has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f)      United States.


Item 3. Source and Amount of Funds or Other Consideration.

        T. Coleman Andrews, III

                Pursuant to the Warrant Agreement between World and Mr. Andrews, dated August 25, 1986 (the "Warrant Agreement"), warrants to purchase 1,394,750 Shares for $5 per share were issued to Mr. Andrews on November 1, 1986 and warrants to purchase an additional 1,394,750 Shares for $5 per share were issued to Mr. Andrews on February 28, 1989. The warrants were issued in connection with the retention of Mr. Andrews as Chief Executive Officer and a Director of the Issuer. All of these warrants that were still held by Mr. Andrews expired as of May 24, 1994.


        Susan A. Andrews

                On October 12, 1993, Mr. Andrews transferred 1,250,000 warrants to his wife, Susan A. Andrews, at a price of $.01 per warrant (or an aggregate of $12,500) in cash. The funds used for the acquisition of warrants from Mr. Andrews were personal funds of Mrs. Andrews. These warrants were transferred to Mrs. Andrews for estate planning purposes. Except for the warrants exercised as described in Item 5(c) below for Mrs. Andrews, all of these warrants expired as of May 24, 1994.


Item 4. Purpose of Transaction.

                This amended and restated Schedule 13D is being filed as a result of the expiration of the warrants as of May 24, 1994.



       6 of 8

Item 5. Interest in Securities of Issuer.

        T. Coleman Andrews, III

                (a) As of May 25, 1994, Mr. Andrews is the owner of 15,072 Shares of the Issuer, which is .1% of the 15,245,319 Shares outstanding as of April 11, 1994, pursuant to the Issuer's 1994 Proxy Statement. Mr. Andrews owns 4,139 Shares outright and has the right to vote and dispose of 10,933 Shares allocated to him through the Issuer's Employee Savings and Stock Ownership Plan (the "Plan"). Pursuant to the terms of the Plan, Mr. Andrews makes contributions each pay-period to purchase Shares. The Issuer matches Mr. Andrews' contributions and allocates Shares to Mr. Andrews' Plan account on a monthly basis. All of Mr. Andrews' Shares received from the Issuer are vested and Mr. Andrews is entitled to vote all of the Shares in his Plan account. The Plan Shares will be delivered to Mr. Andrews upon termination of his employment with the Issuer.

                         Immediately prior to the expiration of the
                warrants, Mr. Andrews was the beneficial owner of an additional 776,933 Shares (without giving effect to anti-dilution adjustments) by reason of his right to acquire Shares through the exercise of 776,933 warrants. Of these warrants, 240,000 of the warrants had been gifted to trusts established for his children, but Mr. Andrews retained sole voting and dispositive power over them and therefore retained beneficial ownership. Mr. Andrews disclaimed beneficial ownership of Shares that might have been obtained upon exercise of the warrants held by his wife.

                (b) Mr. Andrews has sole power to vote and dispose of the 4,139 Shares held outright and the 10,933 Shares allocated to him through the Plan.

                (c) On May 24, 1994, the 776,933 warrants then held by Mr. Andrews expired pursuant to the terms of the Warrant Agreement.

                (d)      None.

                (e) Mr. Andrews ceased to be the beneficial owner of more than 5% of the Shares as of October 12, 1993.


        Susan A. Andrews

                (a) None. Mrs. Andrews disclaims beneficial ownership of the 4,139 Shares owned directly by her husband and the 10,933 Shares allocated to her husband through the Issuer's Employee Stock Ownership Plan. However, Mrs. Andrews may be deemed to be the beneficial owner of the 15,072 Shares of the Issuer held by her husband, Mr. Andrews.

                         Immediately prior to the expiration of the warrants
                on May 24, 1994, Mrs. Andrews was the beneficial owner of


       7 of 8

                1,160,000 Shares (without giving effect to anti-dilution adjustments) by reason of her right to acquire Shares through the exercise of 1,160,000 warrants. Mrs. Andrews disclaimed beneficial ownership of Shares that might have been obtained upon the exercise of the warrants held by her husband.

                (b)      None.

                (c) On March 17 and 24, 1994, Mrs. Andrews exercised 40,000 and 50,000 warrants, respectively, at an acquisition price of $5.00 per share and a sales price of $6.00 per share. Each transaction was effected in Virginia pursuant to Mrs. Andrews' instructions to her broker to effect a cashless exercise and sale of these warrants.

                (d)      None.

                (e) Mrs. Andrews ceased to be the beneficial owner of more than 5% of the Shares as of May 25, 1994.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any person with respect to any securities of the Issuer.


Item 7. Material to be Filed as Exhibits.

                Joint Filing Agreement between T. Coleman Andrews, III and Susan A. Andrews, dated as of June 8, 1994.




                                 Signatures

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement in true, complete and correct.

Date:     June 8, 1994


                                         /s/ T. Coleman Andrews, III
                                 ___________________________________________
                                         T. Coleman Andrews, III



                                         /s/ Susan A. Andrews
                                 ___________________________________________
                                         Susan A. Andrews


       8 of 8


                           JOINT FILING AGREEMENT

                Pursuant to Rule 13d-1(f) of the Securities and Exchange Commission, each of the undersigned hereby agrees to the joint filing of this amended and restated statement on Schedule 13D under the Securities Exchange Act of 1934 and any additional amendments thereto relating to the equity securities of WorldCorp, Inc., a Delaware corporation. Such Schedule 13D statement and amendments thereto, when signed and filed by the undersigned, shall be deemed filed on behalf of each of them.

Date:     June 8, 1994


                                         /s/ T. Coleman Andrews, III
                                 ___________________________________________
                                         T. Coleman Andrews, III



                                         /s/ Susan A. Andrews
                                 ___________________________________________
                                         Susan A. Andrews